February 17, 2005

SENT VIA EDGAR AND FEDERAL EXPRESS

United States Securities & Exchange Commission
Securities and Exchange Commission
450 Fifth Street N.W.
Judiciary Plaza
Washington, DC 20549

Re:	Meridian Gold, Inc. (the “Company”)
Notice of Record Date and Meeting Date

Dear Sirs and Mesdames:

On behalf of Meridian Gold, Inc., we hereby give notice that the Board of Directors has fixed Tuesday, March 15, 2005 as the record date for the determination of the Shareholders entitled to notice of the Annual and Special Meeting of Shareholders to be held Tuesday, May 10, 2005, at four o’clock in the afternoon EDT at the Toronto Stock Exchange Conference Centre located at the Exchange Tower, 130 King Street West, Toronto, ON M5X 1J2.

Should you require any additional information with respect to the foregoing, please do not hesitate to contact Ms. Shelley Huxhold, Assistant Corporate Secretary, at the number noted above.

Thank you.

Sincerely,

Peter C. Dougherty
Vice President Finance and
Chief Financial Officer

PCD/sh